Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	27520-0001 / D/CZM/896612.2

August 31, 2006

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	Amanda Sledge

Analyst

Dear Sirs/Mesdames:

Re: Upstream Biosciences, Inc. Item 4.02 Form 8-K Filed August 14, 2006 File No. 0-50331

                              Thank you for your letter of August 16, 2006 with respect to the Form 8-K filed by Upstream Biosciences, Inc. (the "Company") on August 14, 2006. We write to respond to your comment as set out in your letter of August 16, 2006. We have restated your comment for your convenience.

1.

Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of March 31, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in your Form 10-QSB/A for the fiscal quarter ended March 31, 2006 that will contain the restated financial statements.

The Company's Chief Executive Officer and Chief Financial Officer have considered the effectiveness of the Company's disclosure controls and procedures following the proposed restatement of the financial statements included in the Form 10-QSB for the period ended March 31, 2006 (the "Form 10-QSB"). Although the Chief Executive Officer and the Chief Financial Officer acknowledge that they are ultimately responsible for evaluating the Company's disclosure controls and procedures and concluding that such disclosure controls and procedures are effective, the sole reason for the restatement was the reliance upon the professional advice from HLB Cinnamon Jang Willoughby, Chartered Accountants ("HCJW") as to the accounting treatment of specific matters disclosed in the Form 10-QSB. That advice included the improper accounting treatment of the convertible debenture issued on February

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1, 2006 and the improper accounting treatment of the reverse merger, effective as of March 1, 2006. The reliance upon the professional advice of HCJW, in regards to the accounting treatment of the convertible debenture and reverse acquisition, was reasonable in the circumstances. The Form 10-QSB was reviewed and approved for filing with the Securities and Exchange Commission (the "SEC") by HCJW.

Following the filing of the Form 10-QSB, the Company's board of directors authorized the termination of HCJW and the appointment of Dale Matheson Carr-Hilton Labonte, Chartered Accountants ("DMCL"), as independent auditor of the Company. Following such appointment, DMCL advised the Company of the improper accounting treatment of the convertible debenture and reverse acquisition in the Form 10-QSB which has resulted in the proposed restatement. The Company has conducted due diligence on DMCL and is of the opinion that the accounting firm has significant and extensive experience with United States generally accepting accounting principles and is suitable for auditing the Company's financial statements on a going forward basis.

In addition to appointing a more knowledgable independent auditor, the Company has appointed Ron McGregor, a chartered accountant with AYL Enterprises Ltd., to provide accounting services to the Company. Mr. McGregor is an accountant with knowledge of Canadian and United States generally accepted accounting principles. The Company has retained the services of AYL Enterprises Ltd. to assist in the preparation of the Company's financial statements and to provide an additional review of the Company's financial statements prior to their dissemination to the public.

Based upon the above, the Company's Chief Executive Officer and Chief Financial Officer have considered the Company's disclosure controls and procedures and have concluded that they were effective as at the end of the period covered by the Form 10-QSB. The improper accounting treatment, which gave rise to the restatement, was solely the result of improper advice from HCJW who approved the Form 10-QSB prior to its filing with the SEC.

We look forward to any further comments you may have regarding our disclosure controls and procedures as of March 31, 2006. Should you have any questions, please do not hesitate to contact the writer at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/MSOffice

Encl.

cc:	Upstream Biosciences Inc.
Attention: Joel Bellenson

D/CZM/896612.2